September 4, 2019

Robert Mikkelson
Chief Financial Officer
Item 9 Labs Corp.
1709 East Bethany Home Road
Phoenix, AZ 85016

       Re: Item 9 Labs Corp.
           Registration Statement on Form 10-12G
           Filed June 27, 2019
           File No. 000-54730

Dear Mr. Mikkelson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure